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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

R&G FINANCIAL CORPORATION

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

749136107

(CUSIP Number)

Víctor J. Galán
Chairman of the Board and Chief Executive Officer
R&G Financial Corporation
280 Jesús T. Piñero Avenue
San Juan, Puerto Rico 00918
(787) 758-2424

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749136107

1.	Name of Reporting Person: Víctor J. Galán		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Puerto Rico

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 21,559,584

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 21,559,584

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,559,584

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 42.20% (assuming the conversion of Mr. Galán's Class A common stock into Class B common stock)

14.	Type of Reporting Person (See Instructions): IN

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      Section 5 of Schedule 13D, as amended, for Mr. Víctor Galán is hereby amended in its entirety to read as set forth below. All other sections of the 13D filed by Mr. Galán on August 27, 1996, as amended by filings on June 11, 1998, July 10, 2001, December 7, 2001 and August 2, 2002 are incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Galán beneficially owns 21,559,584 shares, par value $.01 per share, of the Issuer’s Class A common stock, which may be exchanged for a like number of shares of Class B common stock of the Issuer at Mr. Galán’s sole discretion. The Class B common stock of the Issuer is registered under the Securities Exchange Act of 1934, as amended. Mr. Galán’s share holdings represent 42.20% of the 51,087,899 outstanding shares of common stock of the Issuer (this amount includes, in addition to Mr. Galán’s Class A common stock, 29,528,315 shares of Class B common stock presently outstanding but excludes outstanding options granted by the Issuer to purchase shares of Class B common stock.)

(b) Mr. Galán has sole voting and dispositive power with respect to 21,559,584 shares of Class A common stock. These shares have not been registered under the Securities Exchange Act of 1934, as amended, but are exchangeable into an equal number of shares of Class B common stock. As the holder of all of the issued and outstanding shares of Class A common stock, Mr. Galán is entitled to two votes per share, while the holders of Class B common stock are entitled to one vote per share. Mr. Galán thus holds 59.35% of the voting power of the aggregate number of the outstanding shares of the Issuer’s common stock.

(c) The change in Mr. Galán’s holdings since the filing of Amendment No. 5 to Schedule 13D on August 2, 2002 reflects the exercise of an option by Mr. Ramon Prats on May 27, 2003 pursuant to a stock option agreement between Mr. Galán and Mr. Prats. Pursuant to the exercise of the stock option agreement, Mr. Galán issued 270,000 Class B shares to Mr. Prats out of his personal holdings at a price of $2.68 per share.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2004.

	By:	/s/ Víctor J. Galán

Víctor J. Galán

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